FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 3, 2005

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Investor Conference Materials entitled, “AU Optronics Corp. First Half 2005 Results”, dated August 3, 2005
2.	FY 1H2005 Unaudited Unconsolidated and Consolidated Financial Statements of AU Optronics Corp.
3.	Press release entitled, “AU OPTRONICS REPORTS SECOND QUARTER 2005 RESULTS”, dated August 3, 2005
4.	Press release entitled, “AU Optronics Corp. July 2005 Consolidated Revenues Totaled NT$17,429 Million”, dated August 3, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: August 3, 2005	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

                               AU Optronics Corp.
                            First Half 2005 Results
                              Investor Conference

                                 August 3, 2005

                          Safe Harbor Notice

The statements included in this presentation that are not historical in nature are
"forward-looking statements" within the meaning of Section 27A of the United States
Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of
1934.  These forward-looking statements, which may include statements regarding AU
Optronics" future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics" current expectations.

Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the
TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of China ("ROC GAAP").
Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America
("US GAAP").

Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics" forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU Optronics" Annual Report on
Form 20-F with respect to the year ended December 31, 2004 filed with the United States
Securities and Exchange Commission.

2Q 2005 Consolidated Income Statement – QoQ Comparison

Amount : NT$ Million Except Per Share Data

	2Q'05[a]		1Q'05[a]		*QoQ Change %*
Net Sales	**46,247**	100.0%	**38,837**	100.0%	*19.1%*
Cost of Goods Sold	(43,084)	(93.2%)	(37,612)	(96.8%)	*14.5%*
Gross Profit	**3,163**	**6.8%**	**1,225**	**3.2%**	***158.2%***
Operating Expenses	(2,631)	(5.7%)	(3,165)	(8.1%)	*(16.9%)*
Operating Income (Loss)	**532**	**1.1%**	**(1,940)**	**(5.0%)**	—
Net Non-operating Income (Expense)	(65)	(0.1%)	(189)	(0.5%)	*(65.6%)*
Income (Loss) before Tax	467	1.0%	(2,129)	(5.5%)	—
Income Tax Benefit (Expense)	0	0.0%	0	0.0%	—
Minority Interest in Net Loss (Income)	3	0.0%	0	0.0%	—
Net Income (Loss)	**470**	**1.0%**	**(2,129)**	**(5.5%)**	—
Basic EPS (NT$)[b]	**0.13**		**(0.43)**		—
Operating Income + D&A	**8,505**	**18.4%**	**5,416**	**13.9%**	***57.0%***
Unit Shipment (MN)[c]					
Large Size Panels	**7.0**		**6.0**		***16.6%***
Small & Medium Size Panels	**11.8**		**8.6**		***36.9%***

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis

(b) 1Q'05 Basic EPS was calculated based on total weighted average outstanding shares of 4,946 million, while 2Q'05 Basic EPS was calculated based on 5,489 million shares, to reflect the adjustment of total weighted average outstanding shares of 4,946 million plus 543 million dividend shares to be distributed

(c) Large size refers to panels that are 10 inches and above in diagonal measurement while small & medium size refers to those below 10 inches

AUO Proprietary & Confidential

3

2Q 2005 Consolidated Income Statement – YoY Comparison

Amount : NT$ Million Except Per Share Data

	2Q'05[a]		2Q'04		YoY Change %
Net Sales	**46,247**	100.0%	**48,530**	100.0%	(4.7%)
Cost of Goods Sold	(43,084)	(93.2%)	(31,378)	(64.7%)	37.3%
Gross Profit	**3,163**	**6.8%**	**17,152**	**35.3%**	**(81.6%)**
Operating Expenses	(2,631)	(5.7%)	(2,409)	(5.0%)	9.2%
Operating Income (Loss)	**532**	**1.1%**	**14,743**	**30.4%**	(96.4%)
Net Non-operating Income (Expense)	(65)	(0.1%)	(358)	(0.7%)	(81.8%)
Income (Loss) before Tax	467	1.0%	14,385	29.6%	(96.8%)
Income Tax Benefit (Expense)	0	0.0%	0	0.0%	--
Minority Interest in Net Loss (Income)	3	0.0%	0	0.0%	--
Net Income (Loss)	**470**	**1.0%**	**14,385**	**29.6%**	(96.7%)
Basic EPS (NT$)[b]	**0.13**		**2.90**		(95.6%)
Operating Income + D&A	**8,505**	**18.4%**	**20,925**	**43.1%**	**(59.4%)**
Unit Shipment (MN)[c]					
Large Size Panels	**7.0**		**4.7**		**49.0%**
Small & Medium Size Panels	**11.8**		**7.3**		**61.1%**

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b) 2Q'04 Basic EPS was calculated based on total weighted average outstanding shares of 4,659 million, while 2Q'05 Basic EPS was calculated based on 5,489 million shares, to reflect the adjustment of total weighted average outstanding shares of 4,946 million plus 543 million dividend shares to be distributed
(c) Large size refers to panels that are 10 inches and above in diagonal measurement while small & medium size refers to those below 10 inches

AUO Proprietary & Confidential

4

1H 2005 Consolidated Income Statement Highlights

Amount : NT$ Million Except Per Share Data

	1H'05[a]		2H'04[a]		*Change %*	1H'04[a]	
Net Sales	85,084	100.0%	78,251	100.0%	8.7%	89,861	100.0%
Cost of Goods Sold	(80,696)	(94.8%)	(69,804)	(89.2%)	15.6%	(58,664)	(65.3%)
Gross Profit	**4,389**	**5.2%**	**8,446**	**10.8%**	(48.0%)	**31,197**	**34.7%**
Operating Expenses	(5,796)	(6.8%)	(6,317)	(8.1%)	(8.2%)	(4,719)	(5.3%)
Operating Income (Loss)	**(1,408)**	**(1.7%)**	**2,130**	**2.7%**	—	**26,478**	**29.5%**
Net Non-operating Income (Expense)	(254)	(0.3%)	(129)	(0.2%)	95.9%	(454)	(0.5%)
Income (Loss) before Tax	(1,662)	(2.0%)	2,000	2.6%	—	26,024	29.0%
Income Tax Benefit (Expense)	0	0.0%	(92)	(0.1%)	—	31	0.0%
Minority Interest in Net Loss (Income)	3	0.0%	0	0.0%	—	0	0.0%
Net Income (Loss)	**(1,659)**	**(1.9%)**	**1,908**	**2.4%**	—	**26,055**	**29.0%**
Basic EPS (NT$)[b]	**(0.30)**		**0.23**		—	**5.59**	

Operating Income+D&A	**13,921**	**16.4%**	**15,907**	**20.3%**	*(12.5%)*	**38,010**	**42.3%**

Unit Shipment (MN)[c]	1H'05	2H'04	Change %	1H'04
Large Size Panels	**13.1**	**10.0**	*31.0%*	**8.9**
Small & Medium Size Panels	**20.5**	**20.8**	*(1.4%)*	**12.5**

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis

(b) Basic EPS was calculated based on 4,803 million in 1H'04, 4,659 million shares in 2H'04, and 5,489 million shares in 1H'05, to reflect the adjustment of total weighted average outstanding shares of 4,946 million in 1Q'05 plus 543 million dividend shares to be distributed

(c) Large size refers to panels that are 10 inches and above in diagonal measurement while small & medium size refers to those below 10 inches

AUO Proprietary & Confidential

5

                     Consolidated Balance Sheet Highlights

Amount : NT$ Million                                         QoQ
                                       2Q'05(a)  1Q'05(a)  Change %   2Q'04
                                       --------  --------  --------  --------
Cash & ST Investment                     18,100    16,820    7.6%      41,518
Inventory                                15,009    15,164   (1.0%)     17,779
Short Term Debt(b)                       12,190    13,965   (12.7%)     6,415
Long Term Debt                           74,880    59,420    26.0%     36,080
Equity                                  122,259   128,423   (4.8%)    128,887
Total Assets                            266,738   245,124    8.8%     223,754
Inventory Turnover (Days)(c)                 32        38                  44
Debt to Equity                            71.2%     57.1%               33.0%
Net Debt to Equity                        57.7%     45.3%                3.3%

(a)  Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b)  Short term debt refers to all interest bearing debt maturing within one year
(c)  Annualized, calculated by dividing the average inventory into the cost of goods sold during such period, then multiplying by 365 days 6

Consolidated Cash Flow Highlights

Amount : NT$ Million	2Q'05[a]	1Q'05[a]	QoQ Change	2Q'04
From Operation	**9,133**	**5,094**	***4,039***	**15,920**
Net Profit (Loss)	467	(2,129)	*2,596*	14,385
Depreciation & Amortization	7,974	7,356	*618*	6,182
From Investment	**(21,444)**	**(21,436)**	***(8)***	**(16,164)**
Capital Expenditure	**(20,386)**	**(21,788)**	***1,402***	**(14,637)**
From Financing	**13,666**	**13,747**	***(81)***	**19,121**
Repayment of Long Term Debt	(2,212)	(1,477)	*(735)*	(1,847)
Long Term Debt	18,777	14,829	*3,948*	6,939
Short Term Debt	(2,899)	396	*(3,295)*	(1,990)

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis

AUO Proprietary & Confidential

AUO

7

                       Consolidated Large Panel Shipment
                                 & Blended ASP

(a)  Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b)  Large size refers to panels that are 10 inches and above in diagonal measurement
(c)  Blended ASP in US dollars translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance
     for each respective quarter

             Consolidated Small & Medium Panel Shipment & Revenues

               Consolidated Large Panel Shipment by Application

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b) Large size refers to panels that are 10 inches and above in diagonal measurement

                     Consolidated Revenues by Application

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis

Installed Capacity by Fab

FAB	Substrate Size (mm)	6/2005 Capacity[(a)]	9/2005 (F) Capacity[(a)]	12/2005 (F) Capacity[(a)]
L3A (G3.5)	610 x 720	45,000	45,000	45,000
L3B (G3.5)	610 x 720	5,000 LTPS 25,000 a-Si	5,000 LTPS 25,000 a-Si	5,000 LTPS 25,000 a-Si
L5 (G3.5)	600 x 720	60,000	60,000	60,000
L6 (G4.0)	680 x 880	60,000	60,000	60,000
L8A (G5.0)	1100 x 1250	50,000	50,000	50,000
L8B (G5.0)	1100 x 1300	70,000	70,000	70,000
L8C (G5.0)	1100 x 1300	n.a.	*20,000*	*50,000*
L10 (G6.0)	1500 x 1850	25,000	*50,000*	*60,000*

(a) Monthly capacity based on glass substrate input

AUO Proprietary & Confidential

12

Recap of Recent Major Development

- AUO Shareholders approved NT$2.1 dividend per share (6/14/2005)
  - Cash dividend of NT$1,200 and stock dividend of 90 shares for every 1,000 common shares held
  - Ex-dividend date: July 14, 2005
  - Record date: July 20, 2005
- Completion of US$507 million ADR offering (7/18/2005)
  - 33 million ADR issued (each ADR represents 10 common shares)
- Shares outstanding post dividend and ADR issuance: 5,831 million
  - Pro forma shareholders' equity post dividend and ADR issuance: NT$138 billion (as of 6/30/2005)
- Completion of NT$42 billion syndication loan (7/29/2005)
  - Term loan facility available: approximately NT$92 billion

AUO Proprietary & Confidential

13

AUO

www.auo.com ir@auo.com

                                       14

Item 2

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
June 30, 2005 and 2004
(Figures in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	June 30, 2005			June 30, 2004		YoY

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and Cash Equivalents	522	16,513	6.2	38,216	17.1	(21,703)	(56.8)
Short-term Investment	50	1,587	0.6	3,302	1.5	(1,715)	(51.9)
Notes & Accounts Receivables	877	27,761	10.4	26,431	11.8	1,331	5.0
Inventories	474	15,009	5.6	17,779	7.9	(2,769)	(15.6)
Other Current Financial Assets	16	506	0.2	285	0.1	221	77.3
Other Current Assets	63	1,989	0.8	4,105	1.8	(2,116)	(51.5)

Total Current Assets	2,003	63,365	23.8	90,117	40.3	(26,752)	(29.7)

Long-term Investments	178	5,625	2.1	1,919	0.9	3,706	193.1

Fixed Assets	8,363	264,606	99.2	176,565	78.9	88,041	49.9
Less Accumulated Depreciation	(2,371)	(75,019)	(28.1)	(50,139)	(22.4)	(24,880)	49.6

Net Fixed Assets	5,992	189,587	71.1	126,426	56.5	63,161	50.0

Other Assets	258	8,160	3.1	5,291	2.5	2,869	54.2

Total Assets	8,430	266,738	100.0	223,754	100.0	42,984	19.2

LIABILITIES

Short-term Borrowings	116	3,679	1.4	21	0.0	3,658	17,419.0
Accounts Payable	1,099	34,765	13.0	32,032	14.3	2,733	8.5
Current Installments of Long-term Liabilities	269	8,511	3.2	6,394	2.9	2,117	33.1
Other Current Liabilities	709	22,429	8.4	19,367	8.7	3,062	15.8

Total Current Liabilities	2,193	69,384	26.0	57,814	25.8	11,570	20.0

Long-term Borrowings	1,987	62,880	23.6	30,080	13.4	32,799	109.0
Bonds Payable	379	12,000	4.5	6,000	2.7	6,000	100.0
Other Long-term Liabilities	7	215	0.1	972	0.4	(757)	(77.9)

Total Liabilities	4,566	144,479	54.2	94,867	42.4	49,612	52.3

SHAREHOLDERS' EQUITY

Common Stock	1,738	55,005	20.6	49,580	22.2	5,425	10.9
Capital Surplus	1,427	45,165	16.9	45,165	20.2	0	0.0
Retained Earnings	713	22,547	8.5	34,364	15.4	(11,818)	(34.4)
Cumulative Translation Adjustment	(8)	(241)	(0.1)	28	0.0	(269)	-
Treasury Stock	(8)	(251)	(0.1)	(251)	(0.1)	0	0.0
Minority Interest	1	34	0.0	0	0.0	34	-

Total Stockholders’ Equity	3,864	122,259	45.8	128,887	57.6	(6,628)	(5.1)

Total Liabilities & Stockholders' Equity	8,430	266,738	100.0	223,754	100.0	42,984	19.2

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amount in New Taiwan dollars translated into US dollars at the exchange rate of NTD 31.64 per US dollar as of June 30, 2005

     AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Six Months Ended June 30, 2005 and 2004 and the Three Months Ended June 30 and March 31, 2005
(Figures in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD)
Except for Per Share Data and Shares Outstanding)

	Year over Year Comparison					Sequential Comparison

	2Q 2005 USD	2Q 2005 NTD	% of Sales	2Q 2004 NTD	YoY Chg %	2Q 2005 USD	2Q 2005 NTD	% of Sales	1Q 2005 NTD	QoQ Chg %

Net Sales	2,689	85,084	100.0	89,861	(5.3)	1,462	46,247	100.0	38,837	19.1
Cost of Goods Sold	2,550	80,696	94.8	58,664	37.6	1,362	43,084	93.2	37,612	14.5

Gross Profit	139	4,389	5.2	31,197	(85.9)	100	3,163	6.8	1,225	158.1

Operating Expenses
SG&A	111	3,513	4.1	2,590	35.6	50	1,591	3.4	1,922	(17.2)
R&D	72	2,284	2.7	2,130	7.2	33	1,040	2.2	1,243	(16.3)

Total Operating Expenses	183	5,796	6.8	4,719	22.8	83	2,631	5.7	3,165	(16.9)

Total Operating Income	(44)	(1,408)	(1.7)	26,478	-	17	532	1.1	(1,940)	-

Net Non-Operating Expenses	(8)	(254)	(0.3)	(454)	(44.1)	(2)	(65)	(0.1)	(189)	(66.2)

Income before Income Tax	(53)	(1,662)	(2.0)	26,024	-	15	467	1.0	(2,129)	-

Income Tax Benefit (Expense)	0	0	0.0	31	-	0	0	0.0	0	-

Minority interest in net loss (income)	0	3	0.0	0	-	(0)	(3)	(0.0)	0	-

Net Income (Loss)	(52)	(1,659)	(1.9)	26,054	-	15	470	1.0	(2,129)	-

Basic Earnings Per Share	(0.01)	(0.30)		5.59		0.004	0.13		(0.43)

Basic Earnings Per ADS(3)	(0.10)	(3.02)		55.92		0.04	1.28		(4.30)

Weighted Average Number		5,489		4,659
of Shares Outstanding (Million)

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) New Taiwan dollars amounts translated into U.S. dollars at the exchange rate of NT$31.64 per US dollar as of June 30, 2005
(3) 1 ADR equals 10 ordinary shares

     AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Six Months Ended June 30, 2005 and 2004
(Figures in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	2005		2004

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net Income (Loss)	(53)	(1,662)	26,054
Depreciation & Amortization	484	15,329	11,532
Provision for Inventory Devaluation	2	52	19
Investment Loss (Gain) under Equity Method	5	170	97
Disposal Gain on Long-term Investment	(3)	(106)	0
Changes in Working Capital & Others	14	443	(7,977)

Net Cash Provided by Operating Activities	450	14,227	29,726

Cash Flows from Investing Activities:
Decrease (Increase) in Short-term Investments	0	0	(1,015)
Acquisition of Property, Plant and Equipment	(1,333)	(42,174)	(33,119)
Proceeds from Disposal of Property, Plant and Equipment	1	20	114
Increase in Long-term Equity Investments	(2)	(69)	(1,277)
Proceeds from Disposal of Long-term Investment	9	297	0
Increase in Restricted Cash in Bank	(0)	(3)	0
Increase in Intangible Assets	(55)	(1,741)	(370)
Decrease in Other Assets	25	789	180

Net Cash Used in Investing Activities	(1,355)	(42,880)	(35,487)

Cash Flows from Financing Activities:
Decrease in Short-term Borrowings	(79)	(2,504)	(280)
Increase in Long-term Borrowings	946	29,916	10,276
Issuance of Common Stock for Cash	0	0	15,967
Cash Dividend	0	0	0
Increase in Treasury Stock	0	0	0
Others	0	1	0

Net Cash Provided by Financing Activities	866	27,413	25,964

Effect of Exchange Rate Change on Cash	(1)	(44)	52

Net Increase (Decrease) in Cash and Cash Equivalents	(41)	(1,284)	20,254

Cash and Cash Equivalents at Beginning of Period	563	17,798	17,962

Cash and Cash Equivalents at End of Period	522	16,513	38,216

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amount in New Taiwan dollars translated into US dollars at the exchange rate of NT$ 31.64 per US dollar

AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEET
June 30, 2005 and 2004
(Figures in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	June 30, 2005			June 30, 2004		YoY

ASSETS	USD	NTD	%	NTD	%	Change	Change

Cash and Cash Equivalents	475	15,032	5.8	31,938	15.1	(16,906)	(52.9)
Short-term Investments	50	1,587	0.6	3,140	1.5	(1,553)	(49.5)
Notes & Accounts Receivable	877	27,750	10.8	26,447	12.5	1,303	4.9
Other Current Financial Assets	16	500	0.2	212	0.1	288	135.8
Inventories	411	12,997	5.0	15,007	7.1	(2,010)	(13.4)
Other Current Assets	61	1,946	0.8	4,059	1.9	(2,113)	(52.1)

Total Current Assets	1,890	59,811	23.2	80,802	38.1	(20,991)	(26.0)

Long-term Investments	362	11,449	4.4	7,910	3.7	3,539	44.7

Fixed Assets	7,911	250,306	97.2	166,888	78.8	83,418	50.0
Less Accumulated Depreciation	(2,274)	(71,939)	(27.9)	(48,838)	(23.1)	(23,101)	47.3

Net Fixed Assets	5,637	178,367	69.3	118,050	55.7	60,317	51.1

Other Assets	246	7,798	3.0	5,095	2.4	2,703	53.1

Total Assets	8,136	257,425	100.0	211,858	100.0	45,567	21.5

LIABILITIES

Short-term Borrowing	104	3,300	1.3	0	0.0	3,300	-
Accounts Payable	1,018	32,195	12.5	26,460	12.5	5,735	21.7
Current Installments of Long-term Liabilities	222	7,027	2.7	6,394	3.0	633	9.9
Other Current Liabilities	674	21,340	8.3	18,158	8.6	3,182	17.5

Total Current Liabilities	2,018	63,861	24.8	51,012	24.1	12,849	25.2

Long-term Borrowings	1,869	59,126	23.0	24,986	11.8	34,140	136.6
Bonds Payable	379	12,000	4.7	6,000	2.8	6,000	100.0
Other Long-term Liabilities	7	212	0.1	972	0.5	(760)	(78.2)

Total Liabilities	4,273	135,199	52.5	82,971	39.2	52,228	62.9

SHAREHOLDERS' EQUITY

Common Stock	1,738	55,005	21.4	49,580	23.4	5,425	10.9
Capital Surplus	1,427	45,165	17.5	45,165	21.3	0	0.0
Retained Earnings	713	22,547	8.8	34,365	16.2	(11,818)	(34.4)
Cumulative Translation Adjustment	(8)	(241)	(0.1)	28	0.0	(269)	-
Treasury Stock	(8)	(251)	(0.1)	(251)	(0.1)	0	0.0

Total Stockholders' Equity	3,863	122,225	47.5	128,887	60.8	(6,662)	(5.2)

Total Liabilities & Stockholders' Equity	8,136	257,425	100.0	211,858	100.0	45,567	21.5

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amount in New Taiwan dollars translated into US dollars at the exchange rate of NTD 31.64 per US dollar as of June 30, 2005

AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Six Months Ended June 30, 2005 and 2004 and the Three Months Ended June 30 and March 31, 2005
(Figures in Millions of New Taiwan Dollars (NTD) and US Dollars (USD)
Except for Per Share Data and Outstanding Shares)

	Year over Year Comparison					Sequential Comparison

	2Q 2005		% of Sales	2Q 2004 NTD	YoY Chg %	2Q 2005		% of Sales	1Q 2005 NTD	QoQ Chg %
	USD	NTD				USD	NTD

Net Sales	2,687	85,010	100.0	86,880	(2.2)	1,461	46,214	100.0	38,796	19.1
Cost of Goods Sold	2,590	81,951	96.4	56,338	45.5	1,376	43,524	94.2	38,428	13.3

Gross Profit	97	3,059	3.6	30,543	(90.0)	85	2,691	5.8	368	631.3

Operating Expenses
SG&A	74	2,348	2.7	2,210	6.2	24	774	1.6	1,574	(50.8)
R&D	87	2,749	3.2	2,130	29.1	48	1,505	3.3	1,243	21.1

Total Operating Expenses	161	5,096	6.0	4,340	17.4	72	2,279	4.9	2,817	(19.1)

Total Operating Income	(64)	(2,037)	(2.4)	26,203	-	13	411	0.9	(2,449)	-

Net Non-Operating Income (Expenses)	12	378	0.4	(179)	-	2	58	0.1	320	(81.9)

Income before Income Tax	(52)	(1,659)	(2.0)	26,024	-	15	470	1.0	(2,129)	-

Income Tax (Expense) Benefit	0	0	0.0	30	-	0	0	0.0	0	-

Net Income (Loss)	(52)	(1,659)	(2.0)	26,054	-	15	470	1.0	(2,129)	-

Basic Earnings Per Share	(0.01)	(0.30)		5.59		0.004	0.13		(0.43)

Basic Earnings Per ADS(2)	(0.10)	(3.02)		55.92		0.04	1.28		(4.30)

Weighted Average Number		5,489		4,659
of Shares Outstanding (Million)

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) New Taiwan dollars amounts translated into U.S. dollars at the exchange rate of NT$31.64 per US dollar as of June 30, 2005
(3) 1 ADR equals 10 ordinary shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
For the Six Months Ended June 30, 2005 and 2004
(Figures in Millions of New Taiwan dollars (NTD) and US dollars (USD))

	2005		2004

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net Income (Loss)	(52)	(1,659)	26,054
Depreciation & Amortization	452	14,307	10,979
Provision for Inventory Devaluation	1	23	29
Investment Loss (Gain) under Equity Method	(12)	(385)	(104)
Disposal Gain on Long-term Investment	(3)	(106)	0
Changes in Working Capital & Others	24	759	(10,754)

Net Cash Provided by Operating Activities	409	12,939	26,204

Cash Flows from Investing Activities:
Decrease in Short-term Investments	0	0	(1,003)
Acquisition of Property, Plant and Equipment	(1,287)	(40,721)	(30,237)
Proceeds from Disposal of Property, Plant and Equipment	5	169	112
Increase in Long-term Equity Investments	(9)	(300)	(4,695)
Proceeds from Disposal of Long-term Investment	9	297	0
Increase in Restricted Cash in Bank	(0)	(3)	0
Increase in Intangible Assets	(54)	(1,722)	(370)
Decrease in Other Assets	23	730	59

Net Cash Used in Investing Activities	(1,313)	(41,550)	(36,134)

Cash Flows from Financing Activities:
Decrease in Short-term Borrowings	(79)	(2,500)	0
Decrease in Guarantee Deposits	(0)	(0)	(0)
Increase in Long-term Borrowings	749	23,710	9,254
Issuance of Common Stock for Cash	0	0	15,967
Directors’ and Supervisors’ Remuneration	0	0	0
Cash Dividends	0	0	0
Increase in Treasury Stock	0	0	0

Net Cash Provided by Financing Activities	860	27,210	25,221

Effect of Exchange Rate Change on Cash	(3)	(96)	23

Net Increase (Decrease) in Cash and Cash Equivalents	(48)	(1,497)	15,314

Cash and Cash Equivalents at Beginning of Period	522	16,529	16,624

Cash and Cash Equivalents at End of Period	475	15,032	31,938

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amount in New Taiwan dollars translated into US dollars at the exchange rate of NTD 31.64 per US dollar

Item 3

News Release

AU OPTRONICS REPORTS SECOND QUARTER 2005 RESULTS

Hsin Chu, Taiwan, August 3, 2005 –

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the world’s third largest manufacturer of large-size TFT-LCD panels, today announced its unaudited consolidated results of operations for the three months ended June 30, 2005. All financial information was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”). There are many differences between ROC GAAP and U.S. GAAP, some of which are described in the notes to the financial statements contained in the Company’s annual report on Form 20-F/A filed with the United States Securities and Exchange Commission with respect to the year ended December 31, 2004. The unaudited financial information mentioned herein is not necessarily indicative of our future financial results.

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today released unaudited consolidated results for the three months ended June 30, 2005. All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”), the amounts in New Taiwan Dollars (“NT$”) were translated into US dollars (US$) at NT$31.64 per US$1.00 based on the noon buying rate by the Federal Reserve Bank of New York as of June 30, 2005.

For the second quarter ended June 30, 2005, AUO’s consolidated revenues reached NT$46,247 million (US$1,462 million), a 19.1% increase from the first quarter of 2005. Net income for the second quarter of 2005 totaled NT$470 million (US$15 million), while basic EPS* was NT$0.13 per common share and US$0.04 per ADS.

Gross profit in the second quarter of 2005 increased 158.2% to reach NT$3,163 million, while operating income amounted to NT$532 million, compared to an operating loss of NT$1,940 in the first quarter of 2005. Gross margin for the second quarter improved to 6.8% from 3.2% in the previous quarter, while operating margin improved to 1.1%, compared to negative 5.0% in the first quarter of 2005.

AUO’s large-size panel shipment (10” and above) reached 7.0 million in the second quarter of 2005, a 16.6% increase quarter-over-quarter and a 49.0% growth year-over-year. Shipment of small- and medium-size panels totaled 11.8 million, representing a robust 36.9% growth quarter-over-quarter and 61.1% growth year-over-year.

For the six months ended June 30, 2005, AUO’s consolidated revenues totaled NT$85,084 million (US$ 2,689 million). Net loss in the first half of 2005 was NT$1,659 million (US$ 52 million), while Basic EPS was negative NT$0.30 per common share and negative US$0.09 per ADS. For the first six months ended June 30, 2005, unit shipments for large-size and

News Release

small- and medium-size panels totaled 13.1 million and 20.5 million, respectively.

Mr. Max Cheng, CFO of AUO commented “the second quarter results exceeded our guidance announced during our first quarter 2005 investor conference, primarily contributed by product mix change and stabilizing panel prices seen in certain applications. In addition, the smooth ramp-up progress for AUO’s 6th generation fab also contributed to the successful execution of AUO’s LCD TV business strategy and production allocation plan, and provided us an opportune timing to expand our larger size LCD TV panel business. Through effective cost control and enhanced operational efficiency, AUO was able to achieve a gross margin of 6.8% for second quarter of 2005, an improvement from the 3.2% gross margin of the first quarter 2005. In addition, our inventory continues to improve with inventory days declining again from the 38 days as of March 31, 2005 to 32 days on a consolidated basis as of June 30, 2005.

Dr. Hui Hsiung, Executive Vice President of AUO added. “AUO’s new sixth-generation fab (“G6”, 1,500mm x 1,850mm) that commenced ramp-up process in March 2005 is well on track. The new capacity contributed from ongoing ramp-up of the G6 fab supported the increase in our 32” LCD TV panel shipment in the second quarter 2005. We are targeting to ramp up its monthly substrate input capacity to 60,000 substrates by end of this year, from 25,000 substrates at end of June 2005. We expect the ramp-up of our 6G fab to be well-timed to capture the emerging demand for LCD TV, especially from the fast growing 32” and 37” LCD TV markets.

* 2Q’05 Basic EPS was calculated based on 5,489 million shares, to reflect the adjustment of total weighted average outstanding shares of 4,946 million plus 543 million dividend shares to be distributed

Conference Call & Webcast Notice:

AUO’s quarterly review conference call will be held at 8:00 pm Taiwan Time (8:00 am Eastern Time) on Wednesday, August 3, 2005. The conference call will also be webcast live on the Internet via AUO’s web site at http://www.auo.com. An archived version of the webcast will be available on AUO’s web site for 45 days following the Company’s quarterly review conference call.

About AU Optronics

AU Optronics Corp. (“AUO”) is the world’s third largest manufacturer* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 14%* of global market share and generated net income of NT$168.1billion (US$5.3 bn) in 2004. TFT-LCD technology is currently the most widely used flat panel display technology. Targeted for 40”+ sized LCD TV panels, AUO’s next generation (7.5 -Generation )

News Release

fabrication facility production is scheduled for mass production in 4Q 2006. The Company currently operates one 6th-generation, one 5th-generation, one 4th-generation, and three 3.5 -generation TFT- LCD fabs, in addition to four module assembly facilities and a R&D fab specializing in low temperature poly silicon TFT and organic LED. AUO is one of few top-tier TFT-LCD manufacturer capable of offering a wide range of small- to large- size (1.5” -46”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

*As shown on DisplaySearch Quarterly Large-Area TFT LCD Shipment Report dated June 6, 2005. The data is used as reference only and AUO does not make any endorsement or representation in connection therewith.

Safe Harbour Notice
Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our annual report on Form 20F/A filed with the United States Securities and Exchange Commission with respect to the year ended December 31, 2004. Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of China (“ROC GAAP”). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America (“US GAAP”). There are many differences between ROC GAAP and U.S. GAAP, some of which are described in the notes to the financial statements contained in the Company’s annual report on Form 20-F/A filed with the United States Securities and Exchange Commission with respect to the year ended December 31, 2004. The unaudited financial information mentioned herein is not necessarily indicative of our future financial results.

#      #      #

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park, Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211 Fax: +886-3-5772730
Email: yawenhsiao@auo.com

Item 4

News Release

AU Optronics Corp. July 2005 Consolidated Revenues Totaled NT$17,429 Million

Issued by: AU Optronics Corp.
Issued on: August 3, 2005

Hsinchu, Taiwan, August 3, 2005 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced preliminary consolidated revenues of NT$17,429 million and unconsolidated net sales of NT$17,429 million for the month of July 2005.

Preliminary shipments of large-size panels(a) for applications such as desktop monitor, notebook PC, LCD TV and other applications reached a record high of 2.46 million, a 3.4% from June 2005. Shipments of small- and medium-size panels increased 20.8% M-o-M to total 4.44 million on seasonal strength.

Unaudited consolidated revenues for the month of July 2005 increased by 9.2% M-o-M, while unconsolidated net sales rose 9.3% sequentially. On a year-over-year basis, July 2005 consolidated revenues increased by 19.4%, while unconsolidated net sales rose 19.7% .

(a) Large-size refers to panels that are 10 inches and above in diagonal measurement while small- and medium-size refers to those below 10 inches

Sales Report: (Unit: NT$ million)
Net Sales(1)(2)	Consolidated(3)	Unconsolidated
July 2005	17,429	17,429
June 2005	15,954	15,953
M-o-M Growth	9.2%	9.3%
July 2004	14,601	14,564
Y-o-Y Growth	19.4%	19.7%
January to July 2005	102,513	102,439
January to July 2004	104,462	101,444
Y-o-Y Growth	(1.9%)	1%

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Monthly figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corporation, and AU Optronics (Suzhou) Corporation.

2

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ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is the world’s third largest manufacturer* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 14%* of global market share and generated net income of NT$168.1billion (US$5.3 bn) in 2004. TFT-LCD technology is currently the most widely used flat panel display technology. Targeted for 40”+ sized LCD TV panels, AUO’s next generation (7.5 -Generation ) fabrication facility production is scheduled for mass production in 4Q 2006. The Company currently operates one 6th-generation, one 5th-generation, one 4th-generation, and three 3.5 -generation TFT- LCD fabs, in addition to four module assembly facilities and a R&D fab specializing in low temperature poly silicon TFT and organic LED. AUO is one of few top-tier TFT-LCD manufacturer capable of offering a wide range of small- to large- size (1.5” -46”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

*As shown on DisplaySearch Quarterly Large-Area TFT LCD Shipment Report dated June 6, 2005. The data is used as reference only and AUO does not make any endorsement or representation in connection therewith.

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211
Fax: +886-3-5772730 Email:yawenhsiao@auo.com